UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                        Central Reserve Life Corporation
                                (NAME OF ISSUER)

                             Shares of Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                  155055-10-6
                                 (CUSIP NUMBER)

                            Stanley H. Meadows, P.C.
                             McDermott, Will & Emery
                                 227 West Monroe
                               Chicago, IL  60606
                                 (312) 372-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 16, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement and Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP NO. 155055-10-6
___________________________________________________________________________
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Peter W. Nauert
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                   (b) /X/
___________________________________________________________________________
3    SEC USE ONLY
___________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                    / /
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
___________________________________________________________________________
                7   SOLE VOTING POWER
NUMBER OF SHARES         560,000
  BENEFICIALLY ______________________________________________________
   OWNED BY     8   SHARED VOTING POWER
     EACH           640,000
   REPORTING   _______________________________________________________
    PERSON      9   SOLE DISPOSITIVE POWER
     WITH           560,000
               _______________________________________________________
               10   SHARED DISPOSITIVE POWER
                    0
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                          / /
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.0%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
___________________________________________________________________________

          This original Schedule 13D Statement is filed on behalf of Peter W. Nauert for the purpose of reporting (i) the acquisition of warrants (the "Warrants") to purchase 560,000 shares of common stock, without par value (the "Common Shares"), of Central Reserve Life Corporation, an Ohio corporation ("CRLC") and (ii) the acquisition of beneficial ownership of an additional 640,000 Common Shares.


ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D Statement relates to the Common Shares of CRLC. The principal executive offices of CRLC are located at 17800 Royalton Road, Strongsville, Ohio 44136.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a) The person filing this Schedule 13D Statement is Peter W. Nauert, an individual.

          (b) The business address of Mr. Nauert is 1750 East Golf Road, Suite 210, Schaumburg, Illinois 60173.

          (c) The principal occupation of Mr. Nauert is Principal of Geneva Consulting, Inc., a company providing consulting services to small group and life insurance companies. The address of Geneva Consulting, Inc. is 1750 East Golf Road, Suite 210, Schaumburg, Illinois 60173.

          (d)  Negative with respect to Mr. Nauert.

          (e)  Negative with respect to Mr. Nauert.

          (f)  Mr. Nauert is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          The Warrants were issued by CRLC to Mr. Nauert in consideration for the guarantee (the "Guarantee") delivered by Mr. Nauert to American National Bank and Trust Company of Chicago (the "Bank") to facilitate a $20.0 million interim loan to CRLC. See Item 4.


ITEM 4.   PURPOSE OF TRANSACTION.

          On November 26, 1997, Strategic Acquisition Partners LLC ("Strategic Partners"), a limited liability company in which Mr. Nauert is an investor, entered into a Stock Purchase Agreement (the "Purchase Agreement") with CRLC pursuant to which CRLC agreed to issue 5.0 million Common Shares and warrants to acquire an additional 2.5 million Common Shares to Strategic Partners for an aggregate purchase price of $27.5 million. In connection with the Stock Purchase Agreement, Strategic Partners agreed to arrange for an interim loan to CRLC.

          Mr. Nauert delivered the Guarantee to the Bank to facilitate a $20.0 million loan from the Bank to Strategic Partners. Strategic Partners then extended the proceeds of the Bank loan to CRLC, approximately $14.0 million of which was invested in CRLC's insurance subsidiary, Central Reserve Life Insurance Company. The balance of the Bank loan was used to satisfy an outstanding loan of CRLC in the amount of $5.2 million, to establish an interest reserve, and to pay transaction expenses. CRLC issued the Warrants to Mr. Nauert in consideration for the Guarantee.

          On Decmeber 16, 1997, Mr. Nauert, Strategic Partners, Turkey Vulture Fund XIII, Ltd. (the "Fund") and Richard M. Osborne, controlling investor in the Fund, entered into an agreement (the "Investors Agreement"; a copy of which is attached as Exhibit 7.1) pursuant to which Mr. Osborne could co-invest with Strategic Partners for 30% of the Common Shares and warrants issued by CRLC in connection with the Purchase Agreement and related transactions. The parties also agreed to vote their respective Common Shares in favor of the transactions contemplated by the Purchase Agreement. Mr. Nauert may be deemed the beneficial owner of the Common Shares beneficially owned by Strategic Partners and the Fund as a result of the Investors Agreement to which Mr. Nauert, Strategic Partners and the Fund are parties. Mr. Nauert disclaims such beneficial ownership.

          On March 30, 1998, Strategic Partners entered an Amended and Restated Stock Purchase Agreement (the "Amended Purchase Agreement") with CRLC and certain additional investors pursuant to which Strategic Partners and such investors would acquire 7.3 million Common Shares and warrants to acquire an additional 3.65 million Common Shares for an aggregate purchase price of $40.15 million. Contemporaneously with the execution of the Amended Purchase Agreement, Strategic Partners and Mr. Osborne agreed that the Fund's investment in CRLC would be limited to 10% of the Common Shares and warrants issued by CRLC in connection with the Amended Purchase Agreement.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

          (a) Mr. Nauert is the beneficial owner of the 560,000 Common Shares issuable upon exercise of the Warrants. In addition, Mr. Nauert may be deemed the beneficial owner of 640,000 Common Shares beneficially owned by the Fund. Mr. Nauert disclaims beneficial ownership of the Common Shares beneficially owned by the Fund.

          According to the most recently available filing by CRLC with the Securities and Exchange Commission, there are 4,195,172 Common Shares outstanding. If the Warrants and certain warrants to purchase Common Shares beneficially owned by the Fund were fully exercised, there would be 4,995,172 Common Shares outstanding (the "Outstanding Shares"). The Common Shares issuable upon exercise of the Warrants, together with the Common Shares beneficially owned by the Fund, constitute 24.0% of the Outstanding Shares.

          (b) Mr. Nauert has shared power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Warrants and the Common Shares issuable upon exercise of the Warrants. Mr. Nauert shares such voting power with Strategic Partners, the Fund and Mr. Osborne.

The information required by Item 2 with respect to the Fund and Mr. Osborne is as follows:

               (i) Item 2(a): Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company; Richard M. Osborne, an individual.

               (ii) Item 2(b): The address of the Fund and the business address of Mr. Osborne, is 7001 Center Street, Mentor, Ohio 44060.

               (iii) Item 2(c): The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne's pricipal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.


               (iv) Item 2(d): Negative with respect to the Fund and Mr. Osborne.

               (v)  Item 2(e):  Negative with respect to the Fund and Mr.
Osborne.

               (vi) Item 2(f): The Fund is a limited liability company organized under the laws of the state of Ohio. Mr. Osborne is a citizen of the United States of America.

The information required by Item 2 with respect to the Strategic Partners is as follows:

               (i) Item 2(a): Strategic Acquisition Partners, LLC, a Nevada limited liability company.

               (ii) Item 2(b): The business address of Strategic Partners is 20 North Wacker Drive, Suite 3118, Chicago, Illinois 60606.

               (iii) Item 2(c): Strategic Partners was formed for the purpose of consummating the transactions referred to in Item 4 and has no current operations. The principal office of Strategic Partners is located at 20 North Wacker Drive, Chicago, Illinois 60606.

               (iv)  Item 2(d):  Negative with respect to Strategic
Partners.

               (v)  Item 2(e):  Negative with respect to Strategic Partners.

               (vi) Item 2(f): Strategic Partners is a limited liability company organized under the laws of the state of Nevada. Mr. Osborne is a citizen of the United States of America.

          (c)  Not Applicable.

          (d)  Not Applicable.

          (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 4.

ITEM 7.   MATERIAL TO FILED AS EXHIBITS.

          Exhibit 7.1 Agreement, dated December 16, 1997 among Mr. Nauert, Strategic Partners, the Fund and Mr. Osborne.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 20, 1998              /s/ Peter W. Nauert
                                        Peter W. Nauert